January 22, 2024

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549	By EDGAR
Attn:Tim Buchmiller

Re:	Panbela Therapeutics, Inc. Registration Statement on Form S-1 Filed January 4, 2024 File No. 333-276367

Dear Mr. Buchmiller:

On behalf of Panbela Therapeutics, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced Registration Statement on Form S-1 filed with the Commission by the Company on January 4, 2024 (the “Filing”). The responses herein should be read in conjunction with the accompanying Amendment No. 1 to Registration Statement on Form S-1 (the “Revised Filing” and, collectively with the Filing, the “Registration Statement”).

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, the Staff’s comment is provided as set forth in the letter dated January 9, 2024, followed by the registrant’s response.

Registration Statement on Form S-1

Cover Page

1.	Please revise the headings on your cover page to quantify the volume of the Class E, Class F and Pre-Funded Warrants you will be registering.

Response: The cover page to the prospectus contained in Registration Statement (the “Prospectus”) has been revised to include quantities of Class E, Class F, and Pre-Funded Warrants.

2.

We note your disclosure that you have engaged Roth Capital Partners to act as your placement agent in a best efforts offering. Please revise your cover page to disclose the termination date of the offering. See Item 501(b)(8)(iii) of Regulation S-K.

Response: The cover page to the Prospectus has been revised to include a specific date on which the offering will terminate.

Please contact us if we can further assist your review of the filings.

Very truly yours,

PANBELA THERAPEUTICS, INC.

By:	/s/ Jennifer K. Simpson
Jennifer K. Simpson
Chief Executive Officer

Securities and Exchange Commission

January 22, 2024

cc:	Susan Horvath, Chief Financial Officer W. Morgan Burns, Faegre Drinker Biddle & Reath LLP Joshua L. Colburn, Faegre Drinker Biddle & Reath LLP W. Jason Deppen, Faegre Drinker Biddle & Reath LLP